UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Alzamend Neuro, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02262M308

(CUSIP Number)

MILTON C. AULT, III

c/o BITNILE HOLDINGS, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

1	NAME OF REPORTING PERSON MILTON C. AULT, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000(1)
	8	SHARED VOTING POWER 41,321,652(2) (3)
	9	SOLE DISPOSITIVE POWER 2,500,000(1)
	10	SHARED DISPOSITIVE POWER 41,321,652 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,821,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of Common Stock.
(2)	Represents (i) 16,667 shares of Common Stock underlying currently exercisable warrants held by BitNile Holdings, Inc., (ii) 14,942,984 shares of Common Stock held by Ault Life Sciences, Inc., (iii) 10,000,000 shares of Common Stock held by Ault Life Sciences Fund, LLC, (iv) 5,000,000 shares of Common Stock underlying currently exercisable warrants held by Ault Life Sciences Fund, LLC, (v) 11,037,001 shares of Common Stock held by Ault Lending, LLC (formerly, Digital Power Lending, LLC), and (vi) 325,000 shares of Common Stock held by Ault Alpha LP.
(3)	Excludes 3,333,333 shares of Common Stock underlying currently exercisable warrants held by Ault Lending, LLC due to a beneficial ownership blocker limitation provision contained therein.

2

1	NAME OF REPORTING PERSON WILLIAM B. HORNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,692,696(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,692,696 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,692,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 500,000 shares of Common Stock, and (ii) 2,192,696 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

3

1	NAME OF REPORTING PERSON HENRY C.W. NISSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,145,848(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,145,848 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 1,145,848 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

4

1	NAME OF REPORTING PERSON KENNETH S. CRAGUN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,500,000 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 1,500,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

5

1	NAME OF REPORTING PERSON DAVID J. KATZOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,294,251 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,294,251 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 28,000 shares of Common Stock, (ii) 9,000 shares of Common Stock underlying currently exercisable warrants and (iii) 1,257,251 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

6

1	NAME OF REPORTING PERSON BITNILE HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,667(1)
	8	SHARED VOTING POWER 11,037,001(2) (3)
	9	SOLE DISPOSITIVE POWER 16,667(1)
	10	SHARED DISPOSITIVE POWER 11,037,001(2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,053,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON CO

(1)	Represents 16,667 shares of Common Stock underlying currently exercisable warrants.
(2)	Represents 11,037,001 shares of Common Stock held by Ault Lending, LLC.

(3)	Excludes 3,333,333 shares of Common Stock underlying currently exercisable warrants held by Ault Lending, LLC due to a beneficial ownership blocker limitation provision contained therein.

7

1	NAME OF REPORTING PERSON AULT LIFE SCIENCES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,942,984
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,942,984

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,942,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON CO

8

1	NAME OF REPORTING PERSON AULT LIFE SCIENCES FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,000,000(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 15,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 10,000,000 shares of Common Stock held by Ault Life Sciences Fund, LLC and (ii) 5,000,000 shares of Common Stock underlying currently exercisable warrants held by Ault Life Sciences Fund, LLC.

9

1	NAME OF REPORTING PERSON AULT LENDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,037,001(1) (2)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,037,001(1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,037,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON OO

(1)	Represents 11,037,001 shares of Common Stock held by Ault Lending, LLC.
(2)	Excludes 3,333,333 shares of Common Stock underlying currently exercisable warrants held by Ault Lending, LLC due to a beneficial ownership blocker limitation provision contained therein.

10

1	NAME OF REPORTING PERSON AULT ALPHA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 325,000 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 325,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

(1)	Represents 325,000 shares of Common Stock held by Ault Alpha LP.

11

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned on June 25, 2021 and amended on August 4, 2021 and April 28, 2022 (the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended as follows:

All references to “Digital Power Lending, LLC” are hereby replaced with “Ault Lending, LLC”, which entity changed its name subsequent to the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The securities of the Issuer purchased by each of BitNile Holdings, Inc., Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC and Ault Alpha LP were purchased with working capital. The securities of the Issuer acquired by Ault Lending, LLC were acquired with working capital, except for 933,334 shares issued for marketing and brand development services provided by BitNile Holdings, Inc., its parent entity. The Shares purchased by Messrs. Ault, Horne and Katzoff were purchased with personal funds. The stock options owned by Messrs. Ault, Horne, Nisser, Cragun and Katzoff were awarded to them in their capacities as officers and/or directors of the Issuer. The aggregate purchase price of the warrants currently exercisable into 16,667 Shares owned directly by BitNile Holdings, Inc. is approximately $0. The aggregate purchase price of the 14,942,984 Shares directly owned by Ault Life Sciences, Inc. is approximately $7,970. The aggregate purchase price of the 10,000,000 Shares and warrants currently exercisable into 5,000,000 Shares owned directly by Ault Life Sciences Fund, LLC is approximately $15,000,000. The aggregate purchase price of the 11,037,001 Shares and warrants currently exercisable (subject to beneficial ownership limitations contained therein) into 3,333,333 Shares owned directly by Ault Lending, LLC is approximately $24,402,996, which includes marketing and brand development services valued at $1.4 million. The aggregate purchase price of the 2,500,000 Shares owned directly by Mr. Ault is $1,000. The aggregate purchase price of the 500,000 Shares owned directly by Mr. Horne is $200. The aggregate purchase price of the 28,000 Shares and warrants currently exercisable into 9,000 Shares owned directly by Mr. Katzoff is approximately $38,092. The aggregate purchase price of the 325,000 Shares owned directly by Ault Alpha LP is approximately $237,100.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 96,415,124 Shares outstanding, which is the total number of Shares outstanding as of November 11, 2022 as reported by the Issuer to the Reporting Persons.

A.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 43,821,652 Shares, consisting of (i) 16,667 Shares underlying currently exercisable warrants held by BitNile Holdings, Inc., (ii) 14,942,984 Shares held by Ault Life Sciences, Inc., (iii) 10,000,000 Shares held by Ault Life Sciences Fund, LLC, (iv) 5,000,000 Shares underlying currently exercisable warrants held by Ault Life Sciences Fund, LLC, (v) 11,037,001 Shares held by Ault Lending, LLC, and (vi) 325,000 Shares held by Ault Alpha LP. This excludes 3,333,333 Shares underlying currently exercisable warrants held by Ault Lending, LLC due to a beneficial ownership blocker limitation provision contained therein. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by BitNile Holdings, Inc., Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC, Ault Lending, LLC and Ault Alpha LP by virtue of his relationships with such entities described in Item 2.

12

Percentage: 43.2%

(b)	1. Sole power to vote or direct vote: 2,500,000

2. Shared power to vote or direct vote: 41,321,652

3. Sole power to dispose or direct the disposition: 2,500,000

4. Shared power to dispose or direct the disposition: 41,321,652

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

B.	William B. Horne

(a)	As of the date hereof, Mr. Horne may be deemed to beneficially own 2,692,696 Shares, consisting of (i) 500,000 Shares and (ii) 2,192,696 Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 2.7%

(b)	1. Sole power to vote or direct vote: 2,692,696

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,692,696

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Horne has not entered into any transactions in the Shares during the past sixty days.

C.	Henry C.W. Nisser

(a)	As of the date hereof, Mr. Nisser may be deemed to beneficially own 1,145,848 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 1.2%

(b)	1. Sole power to vote or direct vote: 1,145,848

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,145,848

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

13

D.	Kenneth S. Cragun

(a)	As of the date hereof, Mr. Cragun may be deemed to beneficially own 1,500,000 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 1.5%

(b)	1. Sole power to vote or direct vote: 1,500,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,500,000

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

E.	David J. Katzoff

(a)	As of the date hereof, Mr. Katzoff may be deemed to beneficially own 1,294,251 Shares, consisting of (i) 28,000 Shares held directly by him, (ii) 9,000 Shares underlying currently exercisable warrants and (iii) 1,052,083 Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 1.3%

(b)	1. Sole power to vote or direct vote: 1,294,251

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,294,251

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Katzoff has not entered into any transactions in the Shares during the past sixty days.

F.	BitNile Holdings, Inc.

(a)	As of the date hereof, BitNile Holdings, Inc. may be deemed to beneficially own 11,053,668 Shares, consisting of (i) 16,667 Shares underlying currently exercisable warrants held directly by it, and (ii) 11,037,001 Shares held by Ault Lending, LLC. This excludes 3,333,333 Shares underlying currently exercisable warrants held by Ault Lending, LLC due to a beneficial ownership blocker limitation provision contained therein. BitNile Holdings, Inc. may be deemed to beneficially own the Shares beneficially owned by Ault Lending, LLC by virtue of its relationship with such entity described in Item 2.

Percentage: 11.5%

(b)	1. Sole power to vote or direct vote: 16,667

2. Shared power to vote or direct vote: 11,037,001

3. Sole power to dispose or direct the disposition: 16,667

4. Shared power to dispose or direct the disposition: 11,037,001

(c)	BitNile Holdings, Inc. has not entered into any transactions in the Shares during the past sixty days.

14

G.	Ault Life Sciences, Inc.

(a)	As of the date hereof, Ault Life Sciences, Inc. may be deemed to beneficially own 14,942,984 Shares held directly by it.

Percentage: 15.5%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 14,942,984

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 14,942,984

(c)	Ault Life Sciences, Inc. has not entered into any transactions in the Shares during the past sixty days.

H.	Ault Life Sciences Fund, LLC

(a)	As of the date hereof, Ault Life Sciences Fund, LLC may be deemed to beneficially own 15,000,000 Shares, consisting of (i) 10,000,000 Shares held directly by it and (ii) 5,000,000 Shares underlying currently exercisable warrants.

Percentage: 14.8%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 15,000,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 15,000,000

(c)	Ault Life Sciences Fund, LLC has not entered into any transactions in the Shares during the past sixty days.

I.	Ault Lending, LLC

(a)	As of the date hereof, Ault Lending, LLC may be deemed to beneficially own 11,037,001 Shares held directly by it. This excludes 3,333,333 Shares underlying currently exercisable warrants held directly by it due to a beneficial ownership blocker limitation provision contained therein.

Percentage: 11.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 11,037,001

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 11,037,001

(c)	The transactions in the Shares by Ault Lending, LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

15

J.	Ault Alpha LP

(a)	As of the date hereof, Ault Alpha LP may be deemed to beneficially own 325,000 Shares, consisting of Shares held directly by it.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 325,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 325,000

(c)	Ault Alpha LP has not entered into any transactions in the Shares during the past sixty days.

The filing of this Amendment No. 3 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following paragraph:

In November 2022, the Issuer entered into an agreement for marketing and brand development services with BitNile Holdings, Inc., pursuant to which BitNile Holdings, Inc. agreed to provide advertising, marketing, consulting, creative and/or digital services for the Issuer, for a fee of $1.4 million. The Issuer had the right, in its election, to pay the fee in cash or Shares, with the Shares to be valued at $1.50 per Share. On November 11, 2022, the Issuer elected to pay the fee in Shares, and issued 933,334 Shares to Ault Lending, LLC, a wholly owned subsidiary of BitNile Holdings, Inc. A copy of the agreement for marketing and brand development services is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement for Marketing and Brand Development Services

16

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2022

BITNILE HOLDINGS, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

AULT LIFE SCIENCES, INC.
/s/ William B. Horne
WILLIAM B. HORNE	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

AULT LIFE SCIENCES FUND, LLC
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Managing Member

AULT ALPHA LP
/s/ Kenneth S. Cragun
KENNETH S. CRAGUN	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Manager of Ault Alpha GP LLC, the general partner

AULT LENDING, LLC
/s/ David J. Katzoff
DAVID J. KATZOFF	By:	/s/ David J. Katzoff
		Name:	David J. Katzoff
		Title:	Manager

17

SCHEDULE A

Transactions in the Shares of Common Stock Within the Last Sixty Days

Ault Lending, LLC

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	73,500	0.9450	09/23/2022
Purchase of Common Stock	3,500	1.1865	09/26/2022
Purchase of Common Stock	1,000	1.4293	10/06/2022
Purchase of Common Stock	2,000	1.2334	10/12/2022
Purchase of Common Stock	6,000	1.1893	10/31/2022
Purchase of Common Stock	1,000	1.1299	11/02/2022
Shares of Common Stock Received for Marketing and Brand Development Services	933,334	1.50	11/11/2022

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